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FEB 22 2016
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SECUR[ITIES AND EXCHANGE COMMISSION]

16001686

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic- Pacific Capital, Inc (APCB)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue, 2nd Floor
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Bossone (203) 861-5484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Bossone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic-Pacific Capital, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASPER K. MUI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2020

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.
Consolidated Financial Statements
and Supplemental Information
December 31, 2015

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2015

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions
Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Stockholder
of Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and Subsidiaries (collectively, the "Company") as of December 31, 2015, and the related consolidated statements of operations, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and Subsidiaries as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 15 through 17 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 17, 2016

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2015

Assets		
Current assets		
Cash	$	13,434,121
Placement fees receivable		22,867,689
Other current assets		360,977
Due from funds		309,639
Total current assets		36,972,426
Placement fees receivable		5,885,809
Property and equipment, net		136,521
Other assets		65,575
Total assets	$	43,060,331
Liabilities and stockholder's equity		
Current liabilities		
Accrued revenue participation	$	1,155,470
Accounts payable and accrued expenses		1,031,328
Deferred revenue		421,874
Deferred tax		250,000
Total current liabilities		2,858,672
Long term liabilities		
Accrued defined benefit plan obligation		2,407,809
Total liabilities		5,266,481
Stockholder's equity		
Common stock		1
Additional paid-in-capital		178,610
Retained earnings		38,098,225
Accumulated other comprehensive loss		(482,986)
Total stockholder's equity		37,793,850
Total liabilities and stockholder's equity	$	43,060,331

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Placement fees	$ 39,855,492
Interest income	858,043
Other income	79,632
Total revenues	40,793,167
Operating expenses	
Salaries and related benefits	23,198,732
General and administrative	1,720,958
Professional fees	733,144
Travel	405,112
Depreciation and amortization	45,923
Total operating expenses	26,103,869
Income from operations before income taxes	14,689,298
Provision for income taxes	303,469
Net income	$ 14,385,829

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2015

Net income	$ 14,385,829
Other comprehensive loss	
Foreign currency translation adjustment	(169,599)
Defined benefit pension plan:	
Net loss arising during the period	(443,985)
Other comprehensive loss	(613,584)
Comprehensive income	$ 13,772,245

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholder's Equity
Balance, December 31, 2014	$ 1	$ 178,610	$ 28,712,396	$ 130,598	$ 29,021,605
Distributions to owner	-	-	(5,000,000)	-	(5,000,000)
Net income	-	-	14,385,829	-	14,385,829
Minimum pension liability	-	-	-	(443,985)	(443,985)
Currency translation adjustment	-	-	-	(169,599)	(169,599)
Balance, December 31, 2015	$ 1	$ 178,610	$ 38,098,225	$ (482,986)	$ 37,793,850

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 14,385,829
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	45,923
Deferred tax expense	90,000
Changes in operating assets and liabilities:	
Placement fees receivable	(12,690,138)
Due from funds	(53,129)
Other assets	(147,017)
Accounts payable and accrued expenses	484,335
Deferred revenue	144,776
Accrued defined benefit plan obligation	607,584
Net cash provided by operating activities	2,868,163
Cash flows from investing activities	
Proceeds from sale of property and equipment	51
Net cash provided by investing activities	51
Cash flows from financing activities	
Distributions to owner	(5,000,000)
Net cash used in financing activities	(5,000,000)
Effect of foreign exchange rates	(169,599)
Net decrease in cash	(2,301,385)
Cash - beginning of year	15,735,506
Cash - end of year	$ 13,434,121
Supplemental cash flow disclosure:	
Cash paid during the year for:	
Income taxes	$ 302,239

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation

The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd. and APC Asia Ltd. are translated at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of comprehensive income on the statement of consolidated comprehensive income.

Revenue and Expense Recognition

Placement fees are recognized as earned upon acceptance of capital or capital commitments by a Fund. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services, which are recorded as revenue when earned ratably over the longer of the term of the client engagement or the relationship with these clients, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable

Placement fees receivable are typically due over one to three years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees accrue interest at various rates that

range from 3.5% to 7.5%. The Company recognized $838,043 of interest income on the unpaid balance for the year ended December 31, 2015. When there is no stated interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 5.1%. There were no such placement fees receivable balances that extend beyond one year at December 31, 2015. Placement fees may be prepaid in whole or in part any time without premium or penalty. The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2015, the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed fully collectible.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Net Revenue Participation
Pursuant to the Company's incentive compensation program, certain employees, under specific circumstances, are compensated at awarded percentages of placement fees and interest received less operating expenses incurred during a given calendar year ("net revenue participation"). The awards are approved by management at the beginning of each calendar year. The Company recognizes net revenue participation expense quarterly as earned by the employees and is calculated based on placement fees and interest received less operating expenses incurred by the Company. Such incentive compensation is typically paid within 30 days after the end of each calendar quarter. Net revenue participation expense is included in salaries and related benefits on the consolidated statement of operations and any earned but unpaid incentive compensation is included as accrued revenue participation on the consolidated statement of financial condition.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, printing, postage and other out-of-pocket expenses incurred in relation to the capital raising services provided.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using accelerated methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 years	$ 339,549
Furniture and fixtures	4 - 7 years	165,555
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	476,618
		981,722
Less accumulated depreciation and amortization		(845,201)
Property and equipment, net		$ 136,521

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the taxable income of APC, Inc. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2012 through 2015 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the financial statements include an allowance for doubtful accounts and assumptions used to determine the pension liabilities. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. Aged Analysis of Placement Fees Receivable

The following table summarizes the aging of the Company's placement fees receivable at December 31, 2015:

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Current	Total Placement Fees Receivable
Placement fees receivable	$5,133,439	$ -	$ 22,500	$5,155,939	$23,597,559	$28,753,498
Total	$5,133,439	$ -	$ 22,500	$5,155,939	$23,597,559	$28,753,498

4. Provision for Income Taxes

Income taxes consist of the following at December 31, 2015:

Current tax expense	
APC, Inc.	$ 113,503
APC Ltd.	78,870
APC Asia Ltd.	21,096
Total current tax expense	213,469
Deferred tax expense	
APC, Inc.	90,000
Total deferred tax expense	90,000
Total income tax expense	$ 303,469

APC, Inc. has recorded a deferred tax liability of $250,000 relating to certain state and city taxes which APC, Inc. is responsible for. APC, Inc.'s deferred tax liabilities primarily result from placement fee receivables.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through October, 2021.

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,	
2016	$ 580,510
2017	388,462
2018	339,160
2019	347,861
2020	276,773
Thereafter	215,315
	$ 2,148,081

Rent expense for the year ended December 31, 2015 totaled $612,763. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

6. Profit Sharing Plan and Pension Plan

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $475,722 for the year ended December 31, 2015.

The Company also sponsors a defined benefit pension plan (the "Plan"), covering eligible employees who are 21 years of age with one or more years of service. Pension benefits are based on years of service and the employee's average compensation during the last five years of employment. The Company's funding policy is to contribute the amount required to fully fund the Plan's current liability or the amount necessary to meet the applicable regulations.

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan Sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation by major asset classes is central to the investment policy. The objective of the target allocation is to ensure assets are invested with the intent to protect Plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries and such long-term growth as may maximize the amounts available to provide such benefits without undue risk. Also considered are the weighted average return of capital and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 50% equity securities, 40% fixed income securities and 10% real asset securities. At December 31, 2015, the Plan's master trust was invested as follows: cash and cash equivalents of 2%, equity securities of 51%, fixed income securities of 38% and real asset securities of 9%.

The Plan's expected return on Plan assets assumption of 5.5% is derived from a review of actual historical returns achieved by the Plan's master trust and anticipated future long-term performance of individual asset classes. While consideration is given to recent trust performance and historical returns, the assumption represents a long-term, prospective return.

Key information relating to the Plan with an accumulated benefit obligation in excess of Plan assets at December 31, 2015 is as follows:

Projected benefit obligation	$7,208,849
Accumulated benefit obligation	$5,518,129
Fair value of Plan assets	$4,801,040

At December 31, 2015, all of the Plan assets were included in Level 1. The fair values of the Plan assets at December 31, 2015, by asset category are as follows:

Asset Category	Total	Fair Value Measurements at December 31, 2015 Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$ 97,972	$ 97,972
Equity securities: (a)		
U.S. large-cap	1,197,931	1,197,931
U.S. mid-cap	237,578	237,578
U.S. small-cap	145,951	145,951
International developed markets	571,368	571,368
International emerging markets	279,806	279,806
Fixed income securities: (b)		
Domestic	1,673,911	1,673,911
International	180,455	180,455
Real estate securities (c)	235,614	235,614
Commodities securities (d)	180,454	180,454
Total	**$ 4,801,040**	**$ 4,801,040**

(a) This category is comprised of actively managed and index domestic and international equity mutual funds and an exchange traded fund.
(b) This category is comprised of actively managed and index domestic and international bond mutual funds.
(c) This category is comprised of an index domestic real estate mutual fund.
(d) This category is comprised of an actively managed commodity mutual fund.

The components of net periodic benefit cost, assumptions, change in projected benefit obligation, change in Plan assets and the unfunded status reconciliation for the Plan at December 31, 2015 are as follows:

Components of net periodic benefit cost	
Service cost	$ 1,911,923
Interest cost	277,920
Expected return on Plan assets	(237,851)
Amortization of net (gain)/loss	-
Net periodic benefit cost	$ 1,951,992
Weighted average assumptions used to determine net periodic benefit cost and benefit obligation	
Discount rate at December 31	5.50%
Weighted average rate of compensation increase	1.50%
Expected long-term return on Plan assets	5.50%
Change in projected benefit obligation	
Benefit obligation at the beginning of the year	$ 5,095,433
Service cost	1,911,923
Interest cost	277,920
Actuarial gain	(75,237)
Benefits paid	(1,190)
Benefit obligation at the end of the year	$ 7,208,849
Items not yet recognized in net periodic benefit cost	
Gain at the beginning of the year	$ (527,903)
Loss	443,985
Gain at the end of the year	$ (83,918)
Change in Plan assets	
Fair value of the Plan assets at the beginning of the year	$ 3,648,134
Actual return on Plan assets	(189,904)
Employer contributions	1,344,000
Benefits paid	(1,190)
Fair value of the Plan assets at the end of the year	$ 4,801,040
Unfunded status	$ 2,407,809
Amount recognized in the statement of financial condition	
Accrued defined benefit plan obligation	$ 2,407,809

The following benefit payments are expected to be paid out of the Plan over the next 10 years ending December 31:

2016	$ 127,220
2017	126,100
2018	124,920
2019	123,674
2020	122,358
Thereafter to 2024	707,195
	$ 1,331,467

7. Concentration of Credit Risk

The Company and its subsidiaries maintain cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a few clients and there is a concentration of placement fees receivable associated with these clients. At December 31, 2015, approximately 62% of the Company's placement fees receivable were due from three clients.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to an affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2015 totaled $7,155. The Company has been reimbursed by the affiliate for the full amount.

An officer of the Company has provided a personal guarantee of an office lease obligation.

10. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

11. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2015, the Company had net capital of $4,394,103 which was $3,955,139 in excess of the minimum net capital requirement of $438,964. The Company's ratio of aggregate indebtedness to net capital was 1.4985 to 1.0.

Supplemental Information
December 31, 2015

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2015

Stockholder's equity	$	34,672,198
Less: nonallowable assets		
Placement fees receivable		28,753,498
Investment in affiliates		787,819
Due from funds		309,639
Other assets		292,350
Property and equipment		134,789
Total nonallowable assets		30,278,095
Less: haircuts		-
Net capital	$	4,394,103
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		438,964
Excess net capital	$	3,955,139
Excess net capital at 1000 percent	$	3,735,658
Aggregate indebtedness		
Accured defined benefit plan obligation	$	2,407,809
Due to affiliates		2,393,479
Accrued revenue participation		888,868
Accounts payable & accrued expenses		472,421
Deferred revenue		421,874
Total aggregate indebtedness	$	6,584,451
Ratio: Aggregate indebtedness to net capital		1.4985 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2015

The net capital computation above does not differ from that filed by the Company on January 27, 2016 in its unaudited filing.

The Company is exempt under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2015
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 13,434,121	$ (2,205,567)	$ 11,228,554
Placement fees receivable, net	22,867,689	-	22,867,689
Other current assets	360,977	(89,717)	271,260
Due from funds	309,639	-	309,639
Total current assets	36,972,426	(2,295,284)	34,677,142
Placement fees receivable	5,885,809	-	5,885,809
Property and equipment, net	136,521	(1,732)	134,789
Other assets	65,575	(44,485)	21,090
Investment in affiliates		787,819	787,819
Total assets	$ 43,060,331	$ (1,553,682)	$ 41,506,649
Liabilities and stockholder's equity			
Current liabilities			
Accrued revenue participation	$ 1,155,470	$ (266,602)	$ 888,868
Accounts payable and accrued expenses	1,031,328	(558,907)	472,421
Deferred revenue	421,874	-	421,874
Due to affiliates	-	2,393,479	2,393,479
Deferred tax	250,000	-	250,000
Total current liabilities	2,858,672	1,567,970	4,426,642
Long term liabilities			
Accrued defined benefit plan obligation	2,407,809		2,407,809
Total liabilities	5,266,481	1,567,970	6,834,451
Stockholder's equity	37,793,850	(3,121,652)	34,672,198
Total liabilities and stockholder's equity	$ 43,060,331	$ (1,553,682)	$ 41,506,649

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA ◦ Frank A. Rowella, Jr., CPA ◦ Steven I. Risbridger, CPA ◦ Scott D. Crane, CPA ◦ Ben Maini, CPA ◦ Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Atlantic-Pacific Capital, Inc. Exemption Report, in which (1) Atlantic-Pacific Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Atlantic-Pacific Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Atlantic-Pacific Capital, Inc. stated that Atlantic-Pacific Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Atlantic-Pacific Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic-Pacific Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 17, 2016

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

ATLANTIC
PACIFIC CAPITAL

Atlantic-Pacific Capital Inc. Exemption Report

February 5, 2016

SEC Rule 15c3-3

The Company is a registered broker-dealer subject to rule 17a-5 of the Securities and Exchange Commission (SEC). The Company raises capital from institutional investors and accredited investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company does not carry or maintain customer accounts; hold or handle customer funds or securities; accept customer trading orders; or engage in proprietary trading or market-making. To the best of its knowledge and belief, the Company states the following: the Company claims exemption from SEC rule 15c3-3 under the provision of paragraph (k)(2)(i), the Company has met the identified exemption provision through the most recent fiscal year ended December 31, 2015 without exception.

Anthony Bossone

Anthony Bossone
Chief Financial Officer
Atlantic-Pacific Capital, Inc.

Atlantic-Pacific Capital, Inc.
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's Securities Investor Protection Corporation General Assessment Reconciliation
December 31, 2015

Reynolds & Rowella LLP

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions
Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Accountant's Report on Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Atlantic-Pacific Capital, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating Atlantic-Pacific Capital Inc.'s compliance with the applicable instructions of Form SIPC-7. Atlantic-Pacific Capital Inc.'s management is responsible for Atlantic Pacific Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included in Atlantic-Pacific Capital Inc.'s general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, included in Atlantic-Pacific Capital Inc.'s general ledger and revenue schedule, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which includes Atlantic-Pacific Capital Inc.'s general ledger and revenue schedule, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 17, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******970*******************ALL FOR AADC 105
048198 FINRA DEC
ATLANTIC-PACIFIC CAPITAL INC
ATTN: ANTHONY BOSSONE
102 GREENWICH AVE STE 2
GREENWICH CT 06830-5547

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)		$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)		( )
	Date Paid		
C.	Less prior overpayment applied		(833.00)
D.	Assessment balance due or (overpayment)		(833.00)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ (833.00)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ (833.00)	
H.	Overpayment carried forward	$(833.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ATLANTIC-PACIFIC CAPITAL, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of JANUARY, 2016.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 40,793,166
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
REGULATION D PRIVATE PLACEMENTS - DOCUMENTATION ATTACHED (Deductions in excess of $100,000 require documentation)	40,793,166
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	40,793,166
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)

ATLANTIC PACIFIC CAPITAL

January 28, 2016

Securities Investor Protection Corporation
805 Fifteenth Street, NW Suite 800
Washington, DC 20005-2215

To Whom It May Concern:

Enclosed please find the Private Placement Memorandum for each of our Regulation D private placements. Included in this package are the following:

- Mercer Real Estate Partners II
- Bernhard Capital Partners
- CIVC Fund V
- Catalyst Fund V
- Falcon Fund V
- NovaQuest Pharma Opportunities Fund IV
- Ampersand

If you require any additional information please do not hesitate to contact me directly at 203.861.5480.

Regards,

Anthony Bossone

Anthony Bossone
Chief Financial Advisor